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MAR 01 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8- 17025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. L. KING & ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NINE ELK STREET
(No. and Street)

ALBANY	NEW YORK	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT BENTON 518-431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

515 BROADWAY	ALBANY	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, ROBERT A. BENTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. L. KING & ASSOCIATES INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2021

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Table of Contents

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
C.L. King & Associates, Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of C.L. King & Associates, Inc. and subsidiaries (the Company) as of December 31, 2017, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

Albany, New York
February 28, 2018

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	225,623
Cash and securities segregated under federal and other regulations		23,292,251
Collateralized agreements:		
Securities borrowed		100,152,900
Securities purchased under agreements to resell		13,571,200
Deposits with clearing organizations and others		3,974,320
Receivables from:		
Brokers, dealers and clearing organizations		1,870,916
Customers		80,974
Related parties		169,409,455
Securities owned, at fair value ($11,556,486 pledged as collateral)		87,525,130
Property and equipment, net		558,496
Other assets		1,089,881
Total assets	$	401,751,146
Liabilities and Stockholders' Equity		
Short-term bank loans	$	61,650,000
Securities loaned		157,161,791
Securities sold, but not yet purchased, at fair value		16,126,486
Payables to:		
Brokers, dealers and clearing organizations		85,854
Customers		1,524,313
Related parties		132,233,490
Accounts payable and accrued expenses		9,215,860
Total liabilities		377,997,794
Commitments and contingencies (Note 10)		
Subordinated borrowings – related party		14,000,000
Stockholders' equity:		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares		3,050
Additional paid-in capital		17,149,655
Retained earnings		(7,374,740)
Less treasury stock, at cost, 9,250 shares		(24,613)
Total stockholders' equity		9,753,352
Total liabilities and stockholders' equity	$	401,751,146

See accompanying notes to consolidated statement of financial condition.

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2017

(1) Organization

The consolidated financial statements include the accounts of C.L. King & Associates, Inc. (the Company) and its wholly owned subsidiary Jetco V, LLC that was not active throughout 2017. The Company is securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States. In its capacity as a broker-dealer, the Company may clear derivative products for clients and affiliates on certain exchanges.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2017 have been made.

Effective January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers. The standard requires that for each source of revenue, the Company identify the contract(s) with the customer and the Company's performance obligation(s) thereunder, and, after allocating the transaction price to each performance obligation, recognize revenue only after and to the extent of completion of such performance obligation(s). Application of the standard to revenue recognized in the year ended December 31, 2017 would have had no material impact from amounts reported in the consolidated statement, and is not expected to materially impact revenue recognition going forward.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

(d) Securities Transactions

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*.

Securities of the Company and of a related party used as collateral for bank and securities lending activities consist of exchange-listed equity securities and/or fixed income securities. See Note 6.

(e) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company will obtain possession of collateral in the form of United States government securities with a fair value generally equal to or in excess of the principal amount of cash loaned under resale. The securities received were all used to make delivery on Company short sales of these securities. These agreements mature within 30 days.

The Company monitors the collateral and exposure related to margin accounts, resale agreements and securities borrowed and when necessary establishes a reserve. The Company has not established a reserve for financial assets as of December 31, 2017.

The Company has elected not to offset resale and repurchase agreements with the same counterparty on the consolidated statement of financial condition. See Note 6.

(f) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company has elected not to offset receivables and payables for securities borrowed and lent with the same counterparty on the consolidated statement of financial condition. See Note 6.

(g) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with lives ranging from three to ten years.

(h) Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2017 is not readily estimable due to a lack of an observable market for these or similar instruments.

Securities segregated under federal and other regulations, receivables and payables from and to brokers, dealers, clearing organizations, customers and related parties and short-term bank loans, are reported on the statements of financial condition at amortized cost. While this is estimated to approximate fair value, they are not accounted for at fair value on a recurring basis and therefore are not included in the Company's fair value hierarchy detailed in Note 7. Had these balances been thus included, all of them would have been classified in Level 2 as of December 31, 2017.

(i) ***Income Taxes***

No provision for income taxes has been made in the accompanying consolidated financial statements as the Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

A provision shall be recognized in the consolidated financial statements when and to the extent an uncertain tax position is not more likely than not to be sustained upon examination. As of December 31, 2017, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2010-2016), or expected to be taken on the Company's 2017 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey and Massachusetts.

(3) Cash and Securities Segregated under Federal and Other Regulations

Cash of $16,763,386 and securities of $6,528,865 as of December 31, 2017 have been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2017:

Receivables from clearing organization	$	935
Receivables from brokers for underwriting		391,231
Receivables from brokers for unsettled securities transactions		1,463,484
Receivables from securities failed to deliver		15,266
	$	1,870,916
Payable to clearing organization	$	70,719
Payables from securities failed to receive		15,135
	$	85,854

Proprietary securities transactions are recorded on trade date, as if they had settled. The amounts receivable and payable for unsettled securities transactions are recorded net in receivables from brokers, dealers and

clearing organization on the statement of financial condition.

(5) Collateral

The Company accepts collateral under securities lending agreements for credit extended to and to effectuate short sales by customers and related parties. The Company is permitted to re-pledge or sell these securities held as collateral. At December 31, 2017 collateral on related party margin accounts of $258,009,881 had been re-pledged. Collateral received is in the form of exchange listed equity securities unless otherwise noted. This collateral was valued at the amounts in the table below as of December 31, 2017:

Securities borrowed	$	95,475,754
Securities purchased under agreements to resell *		13,463,164
Securities collateral on customer margin accounts		113,322
Securities collateral on related party margin accounts		490,780,190
	$	599,832,430

The Company delivers collateral under securities lending agreements. Collateral delivered is in the form of exchange listed equity securities. This collateral was valued at the amounts in the table below as of December 31, 2017:

		Company	Related Party *
Firm bank loans	$	628,350	86,320,494
Securities loaned		5,502,428	147,503,944
Clearing organization deposit		5,261,112	24,185,443
	$	11,391,890	258,009,881

* Principal shareholder who was not compensated for use of collateral.

(6) Offsetting of Securities Financing Arrangements

Repurchase and resale activities are subject to master repurchase agreements (MRA) and securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of exchange listed equity securities, and is not netted on the Consolidated Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each arrangement fluctuate in value. The following table shows the Company's securities financing agreements as of December 31, 2017:

Assets	
Reverse repurchase and securites borrowing arrangements	
Gross amounts recognized	$ 113,724,100
Gross amounts offset in the Consolidated Statement of Financial Condition	—
Net amounts presented in the Consolidated Statement of Financial Condition (1)	113,724,100
Collateral received - not offset in the Consolidated Statement of Financial Condition	108,938,918
Net amount	$ 4,785,182

Liabilities	
Securities lending arrangements	
Gross amounts recognized (2)	$ 157,161,791
Gross amounts offset in the Consolidated Statement of Financial Condition	—
Net amounts presented in the Consolidated Statement of Financial Condition	157,161,791
Collateral pledged - not offset in the Consolidated Statement of Financial Condition	153,006,372
Net amount	$ 4,155,419

(1) Includes $13,571,200 reported in securities purchased under agreements to resell and $100,152,900 reported in securities borrowed on the Consolidated Statement of Financial Condition as of December 31,2017.
(2) Gross amounts recognized for securities lending arrangements as of December 31, 2017 are collateralized by exchange listed equity securities.

(7) Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Common equity securities are reported at fair value utilizing Level 1 inputs (exchange quoted prices). The other investment securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service, which uses sources including prices derived from market quotations and matrix pricing. In the absence of the availability of a price from the

third party pricing service, the Company will evaluate bids or transactions from or with dealer market participants with whom the Company has historically transacted both purchases and sales of investment securities. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions. Management reviews the methodologies used in pricing the securities by its third party providers.

The following is a summary of the Company's securities classified by level carried at fair value at December 31, 2017:

	Securities owned	Securities sold, but not yet purchased
Valuation level:		
Level 1 – Quoted prices		
Cash segregated under Federal and other regulations	$ 16,763,386	—
Common equities	14,712,231	2,189,474
Total Level 1	31,475,617	2,189,474
Level 2 – Significant other observable inputs		
U.S. government and federal agency obligations (1)	13,517,904	13,324,533
State and municipal bonds	59,829,902	—
Private-label mortgage-backed securities	1,686,024	—
Other asset-backed securities	1,054,364	—
Preferred equities	904,578	—
Corporate obligations	2,348,992	612,479
Total Level 2	79,341,764	13,937,012
Level 3 – Significant unobservable inputs	—	—
Total	$ 110,817,381	16,126,486

(1) Included in U.S. government and federal agency obligations are securities segregated under federal and other regulations with a fair value of $6,528,865 at December 31, 2017.

During the year ended December 31, 2017, the Company did not hold any Level 3 financial instruments at any time, and nor were there any transfers of securities between Levels 1 and 2.

(8) Property and Equipment

Property and equipment consists of the following at December 31, 2017:

Furniture/fixtures	$	276,285
Office equipment		2,783,752
Leasehold improvements		1,301,544
		4,361,581
Less accumulated depreciation		(3,803,085)
Property and equipment, net	$	558,496

(9) Short-Term Bank Loans

The short-term bank loans are obtained under two lines of credit: one $100,000,000 line of credit and one $25,000,000 line of credit, both with variable interest rates. The interest rate on the first of the lines is based upon the actual federal funds rate plus 1.00% (2.42% at December 31, 2017) and on the second is based upon the overnight LIBOR rate plus 1.35% (2.99% at December 31, 2017). Total unused lines of credit amounted to $63,350,000 at December 31, 2017.

(10) Commitments and Contingencies

The Company leases office space under non-cancelable operating leases which expire at various times through 2020. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2018	$	927,022
2019		777,391
2020		395,815
	$	2,100,228

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2017, the total of all open underwriting commitments was $434,490.

(a) Litigation

In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved. This estimate is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The estimate is based on various factors, including the varying stages of the proceedings and the uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

(b) Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory and taxing authorities agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the SEC, the Financial Industry Regulatory Authority (FINRA) and various state regulators and other governmental agencies.

(c) Guarantees and Indemnities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(11) Subordinated Borrowings

On March 31, 2011, June 28, 2011, March 31, 2015 and May 31, 2015 the Company entered into four separate secured demand note agreements with the Company's principal stockholder for $5,000,000, $2,000,000, $2,000,000 and $5,000,000, respectively. The June 28, 2011 and March 31, 2015 agreements bear interest at 2% and the March 31, 2011 and May 31, 2015 agreements bear interest at 4%. These are recorded as receivables from related parties and subordinated borrowings on the statement of financial condition. The notes are collateralized by $1,716,968 of cash and exchange listed equity securities with a fair value of $21,692,438 at December 31, 2017. Interest is paid monthly with the principal amount due at maturity on March 31, 2020, June 30, 2020, March 31, 2018 and May 31, 2018, respectively.

On August 14, 2017, the Company entered into a temporary secured demand note agreement with the Company's principal stockholder for $8,000,000, bearing interest at 5%, with a maturity date of September 27, 2017. The agreement was repaid on August 17, 2017.

FINRA has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

As of December 31, 2017, there were no drawings against the Company's subordinated borrowings.

(12) Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

The Company allocates overhead and direct expenses for services provided to Paradigm Capital Management, Inc. (PCM) based on estimated usage of shared resources including office space, personnel and IT infrastructure.

Paradigm Funds Advisor LLC (PFA), an affiliated company through common ownership and management, used the Company for administrative services. The Company allocates overhead expenses for services provided to PFA based on estimated usage of shared resources including office space, personnel and IT infrastructure.

Included in payable to related parties at December 31, 2017 is $152,841, which represents the amount received from PCM in excess of the value of services allocated for the month of December, 2017.

Included in payable to related parties at December 31, 2017 is $9,033, which represents the amount received from PFA in excess of the value of services allocated for the month of December, 2017.

The Company rents space on a short-term basis from Elk St. LLC, an affiliated company through common ownership and management.

(13) Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2017.

The Company has a deferred compensation plan for an employee. Benefits in this plan vest over a five year period. The Company has accrued $464,513 related to this plan as of December 31, 2017. This amount is included in accounts payable and accrued expenses on the consolidated statements of financial condition.

(14) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1,500,000, whichever is greater. At December 31, 2017, the Company had net capital of $12,923,556 which was 23% of aggregate debit balances and $11,423,556 in excess of required minimum net capital of $1,500,000.

(15) Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at the fair value of the related securities and will incur a loss in the event of a subsequent increase in the fair value of the securities. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(16) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to reduce the risk of loss from customer default on margin credit lending by requiring initial and maintenance margin and by monitoring the quality and concentration of collateral.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

(17) Subsequent Events

The Company has performed an evaluation of all other subsequent events through February 28, 2018, the date the consolidated financial statement was issued, and noted no events occurring subsequent to December 31, 2017 and through the date of our evaluation requiring accrual or disclosure in this consolidated financial statement.